UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month(s) of March, 2005

Commission File Number 0-29916

AMERICAN BONANZA GOLD MINING CORP.
(Translation of registrant's name into English)

Suite 1606 - 675 West Hastings Street, Vancouver, B.C. Canada V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

List of Exhibits furnished with this 6-K:

99.1	Joint Information Circular

99.2	Form of Proxy

99.3	Return Information Request Card

99.4	Notice of Meeting (contained within Exhibit 99.1)

99.5	Technical Report on the Copperstone Gold Property

99.6	Technical Report on the Taurus Project, Liard Mining District

99.7	Consent of Author - David R. Gunning P. Eng.

99.8	Consent of Author - Michael R. Pawlowski P.Geo

99.9	Consent of Authors - Carl Pelletier P.Geo and Yves Gagnon P.Eng

99.10	Consent of Author - George Cavey, P.Geo.

99.11	Amendment to Arrangement Agreement dated February 21, 2005

99.12	Notice of Change of Auditor

99.13	Letter from Resigning Auditor -Tony M. Ricci Inc.

99.14	Letter from Succeeding Auditor - KPMG LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN BONANZA GOLD MINING CORP.
(Registrant)

By:	/s/ Giulio T. Bonifacio
Date: March 3, 2005	Giulio T. Bonifacio
Executive VP & CFO